September 19, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-8626

Attn:	Edward P. Bartz, Esq.
Division of Investment Management

Re:	Request for Acceleration of Effectiveness
of the ICON High Yield Bond Fund
Post-Effective Amendment No. 49 for ICON Funds
Securities Act Registration No. 333-14927
Investment Company Act File No. 811-7883

Dear Mr. Bartz:

The undersigned registrant (the “Registrant”) and its principle underwriter, ICON Distributors Inc., (the “Distributor”), pursuant to Rules 485(a)(3) and Rule 461, hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form N1-A to become effective on September 30, 2014, at 8:00 a.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

As the Registrant stated in its transmittal letter, the Registrant is aware of its obligations under the Securities Act of 1933 and acknowledges that:

•	The ICON Funds, not the Staff, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments, or changes to disclosure by the ICON Funds in response to Staff comments, do not relieve the ICON Funds of its responsibility for disclosure; and

•	The ICON Funds may not assert Staff comments as an affirmative defense in any proceeding initiated by the Commission or any person under the U.S. Federal Securities Laws.

Securities and Exchange Commission

September 19, 2014

Despite this acknowledgement, the ICON Funds would like to thank you for accelerating Staff comments and for taking the time to review and explain those comments. If you have any questions, comments or desire further information, contact me at (303) 328-9207, Stephen Abrams at (303) 328-9271 or counsel to the Trust, Charles W. Lutter Jr. at (210) 496-5438.

Sincerely,

/s/ Donald Salcito

Donald Salcito, Esq., Secretary of the ICON Funds

/s/ Stephen Moran

Stephen Moran, President of ICON Distributors, Inc., joining in the request for acceleration.